SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING – 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202		E-MAIL ADDRESS tsaito@stblaw.com

October 11, 2012

BY EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated September 21, 2012 to Mizuho Financial Group, Inc.

Dear Mr. West:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall also include its consolidated subsidiaries, as the context may require), in response to your letter, dated September 21, 2012, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2012 (the “Form 20-F”) filed on July 23, 2012.

Mizuho has instructed us to respond to your inquiries as set forth below in this letter. Each response follows the text of the paragraph of your letter to which it relates.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5 – Operating and Financial Review and Prospects, page 46

Impaired Loans, page 89

Loan Modifications, page 90

1.	It is not clear how the amounts presented on page 92 (i.e. allowance for loan losses on impaired loans and allowance for loan losses on non-impaired loans) reconcile to the amounts presented in the table on page F-43. Please explain these inconsistencies and revise your future filings, as necessary.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Response

As presented on page F-17, because the formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment, a portion of allowance for loan losses on impaired loans as presented on page 92 is included in allowance for loan losses of which collectively evaluated for impairment on page F-43. In some case, we individually evaluate allowance for loan losses on non-impaired loans as well, although the amounts are generally immaterial. Therefore, the amounts of allowance for loan losses on impaired loans and on non-impaired loans as presented on page 92 are not consistent with the amounts of allowance for loan losses of which individually evaluated and of which collectively evaluated for impairment as presented on page F-43.

In light of the Staff’s comment, in future filings, Mizuho will include a footnote for the tabular disclosure on page 92 substantially as follows:

“The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans of which collectively evaluated for impairment, in addition to those of which individually evaluated for impairment.”

Liquidity, page 98

2.	Please expand your liquidity discussion to provide a more detailed and comprehensive discussion of your liquidity. For example, tell us whether you maintain and monitor a liquidity pool consisting of highly liquid, unencumbered assets. If so, discuss this pool and the different components, quantify the related balance as of the balance sheet date along with the weighted average outstanding during the period, and discuss whether this is maintained at the parent level, or a lower level such as individual subsidiary, country or business unit level. To the extent that multiple pools are maintained at different levels, consider providing further granular data about these different liquidity pools. Lastly, discuss how you manage the reserve levels between these levels as well as any regulatory requirements for minimum amounts at various levels.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Response

In light of the Staff’s comment, Mizuho will expand the liquidity discussion in future filings as follows:

•	Mizuho will insert the following sentence to the end of the first paragraph under the heading “Liquidity” (page 98 in the Form 20-F):

“We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure.”

•	Mizuho will also insert the following paragraph as the new penultimate paragraph under the heading “Liquidity” (page 99 in the Form 20-F):

“In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts are excluded in connection with our management of liquidity reserve asset levels. We have established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories and take appropriate actions based on such conditions. As of March 31, 2013, the balance of Japanese government bonds included within our investments was ¥— trillion [note: the balance as of March 31, 2012 was ¥32.6 trillion] (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 162

Value-at-Risk, page 168

3.	We note you use the VaR method, supplemented with stress testing, as your principal tool to measure market risk. Please address the following and expand your disclosure in future filings as appropriate:

•	Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

•

Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

•

Clarify whether your stressed VaR scenarios use all of the base VaR models with more stressed assumptions or if you use different models than your unstressed VaR scenarios. To the extent that different models are used to capture that risk, please tell us the drivers as to why.

•

Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

•

Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

•

To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

•	Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 11(a)(4) of Form 20-F regarding model, assumptions and parameter changes.

Response

•

As set forth in the first bullet point on page 169 of the Form 20-F, Mizuho utilizes two different VaR models to determine total trading VaR: the variance co-variance model for linear risk; and the Monte-Carlo simulation for non-linear risk. Mizuho utilizes these two models based on the suitability of each model to the respective risk type.

•

Mizuho simply aggregates the linear and non-linear risks. In light of the Staff’s comment, Mizuho will add the following disclosure in future filings where it discusses the two VaR models (addition in italics):

“variance co-variance model for linear risk and Monte-Carlo simulation for non- linear risk, which are simply aggregated to determine total risk”

•

For stressed VaR scenarios, Mizuho utilizes the same models as in the base VaR models based on historical data of stress periods. Mizuho respectfully believes that this is appropriately disclosed in the first paragraph under the heading “Stressed Value-at-Risk” on page 172 of its Form 20-F.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

•

With respect to general market risk, Mizuho applies the same models for the calculation of regulatory capital as it uses for purposes of market risk disclosures. Mizuho applies the standardized measurement method to calculate specific risks. Mizuho respectfully believes that these facts are appropriately disclosed in the first paragraph under the heading “Market Risk Equivalent” on page 174 of its Form 20-F.

•

For purposes of validating the effectiveness of the models, Mizuho conducts regular back testing of VaR against assumptive profits and losses and evaluates the assumptions related to the models. Based on the number of times profits or losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, Mizuho will make adjustments to the models as appropriate. Changes to fundamental portions of the VaR models are subject to the approval of Mizuho’s Chief Risk Officer.

In light of the Staff’s comment, Mizuho will include the following disclosure at the end of the first paragraph under the heading “Back Testing and Stress Testing” (page 173 in the Form 20-F) in its future filings:

“In addition, we conduct evaluations of the assumptions related to the value-at- risk models. Based on the number of times profits or losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VaR models are subject to the approval of our Chief Risk Officer.”

•

As described above, the VaR models used for Mizuho’s market risk disclosures are the same as those used to calculate regulatory capital and thus the review and monitoring processes are the same. Material changes to the VaR model require prior approval from Mizuho’s regulators.

•

Pursuant to Item 11(a)(4), Mizuho will disclose changes in key model characteristics, assumptions and parameters to the extent such changes have a material effect. Because Mizuho considers all relevant facts in their specific contexts when deciding whether the effects are material, it is difficult to give a more concrete description of when it would consider the effects of the changes to be material. However, examples of circumstances in which Mizuho would consider such disclosure would include changes to the type of model used, length of historical observation period and other significant factors related to the VaR models.

Notes to Consolidated Financial Statements, page F-12

Note 1 – Basis of presentation and summary of significant accounting policies, page F-12

Basis of presentation, F-12

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

4.	We note from your disclosure on page 44 (Organizational Structure) that you own a 50% equity interest in DIAM (an equity method affiliate) and a 50% ownership and voting interest in Mizuho Capital, LTD (a consolidated subsidiary) as of March 31, 2012. Please provide us with your accounting analysis supporting your accounting treatment (i.e. equity method vs. consolidation) for the aforementioned entities. In addition, please revise your future filings to clearly disclose your consolidation policy for equity method and consolidated affiliates.

Response

According to Mizuho, in determining whether to consolidate or to apply the equity method, it analyzes whether power to control existed with a lesser percentage of ownership pursuant to ASC 810-10-15-8. In the case of Mizuho Capital, LTD, as 100% of the directors were representatives from the Mizuho group in addition to Mizuho’s ownership of 50% of the voting rights related to its equity, Mizuho determined that power to control exists and thus consolidation of Mizuho Capital, LTD would be appropriate. The foregoing determination is consistent with the Rule 3A-02(a) of Regulation S-X which requires the “careful analysis of the facts and circumstances of a particular relationship among entities”.

In the case of DIAM, considering how the percentage of directors that are representatives from the Mizuho group is 50%, and Mizuho does not have “power to control” besides its 50% equity interest, Mizuho determined to treat DIAM as an equity method affiliate.

To clearly disclose our consolidation policy, we will revise the disclosure under the heading “Basis of presentation” in note 1 of our consolidated financial statements (page F-12 of the Form 20-F) in our future filings to add the following sentence as the new second sentence of the third paragraph:

“When determining whether to apply consolidation accounts, we performed a careful analysis of the facts and circumstances of a particular relationship among entities as well as ownership of voting shares.”

Loans, page F-15

5.	We note that loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. We also note that loans designated as TDRs return to accrual status when the borrower qualifies for a rating of D or above, based on the company’s internal rating system. Please tell us, and clarify in your future filings whether nonaccrual loans not designated as TDRs would return to accrual status when the borrower qualifies for a rating of D or better. In addition, disclose the length of time a borrower must maintain a rating of D or better for its respective loan to return to accrual status.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Response

As described on page F-37, Mizuho determines loans to obligors with credit ratings of special attention or below as impaired loans, and all of such loans are designated as nonaccrual status. As described in note 1 to the table on page F-36, Mizuho defines special attention obligors as watch obligors with debt in TDR or 90 days or more delinquent debt. Impaired loans that are non-TDRs will return to accrual status when the obligor qualifies for rating of E2 or above and is not treated as a special attention obligor. Impaired loans that are TDRs will return to accrual status when the borrower qualifies for a rating of D or above. This treatment is consistent with guidance issued by the Japanese regulatory authorities. While Mizuho conducts its credit rating process carefully based on all available information relating to the obligor, Mizuho does not set any specific length of time that an obligor must maintain a specific obligor rating in returning it to accrual status.

In light of the Staff’s comment, in future filings, Mizuho will replace the fourth sentence of the third paragraph under the heading “Loans” on page F-16 of the Form 20-F with the following disclosure:

“Impaired loans return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in TDR, in general, such loans return to non-impaired loans, as well as accrual status, when the borrower qualifies for an obligor rating of D or above.”

Note 5 – Loans, page F-34

Troubled Debt Restructurings, page F-38

6.	As it relates to your TDR disclosures, please address the following in your future filings:

•	Disclose the financial effects (i.e., pre- and post- recorded investment amounts) of the modifications granted.

•	Discuss whether you have a policy limiting the number of modifications that can be performed for a specific loan.

•

In regards to your TDRs that have subsequently defaulted, as disclosed on page F-39, discuss whether subsequent default rates for TDRs that have been remodified with additional concessions and whether the default rate is higher or lower than TDR’s that have not had any additional concessions. Also, discuss whether you have recognized additional allowances for these loans upon re-modification of these TDRs.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Response

•

“Recorded investment” in the table on page F-38 represents the book value of loans immediately after the restructurings as described in the note to such table, i.e., the post-modification recorded investment amount. In the same table, Mizuho also discloses the amount of charge-offs, which represents the financial effect on Mizuho’s consolidated statements of income for the current fiscal year. In light of the Staff’s comment, in future filings, Mizuho will include an additional note to the table on page F-38 substantially as follows:

“Charge-offs represent the loss impact on the consolidated statements of income for the fiscal year that resulted from the restructurings.”

•

As described under the heading “Loan modifications” on page 90 of the Form 20-F, Mizuho carefully considers whether the modification is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value so that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing our losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. When confronted with a request for modification, although Mizuho does not specifically set a limit on the number of modifications that can be made for a specific loan, Mizuho makes a determination based on all of the above factors, taking into account the historical transactional relationship with the obligor. In light of the Staff’s comment, in future filings, Mizuho will include the following sentence in its disclosure under the heading “Loan modifications” on page 90 of the Form 20-F substantially as follows:

“We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.”

•

According to Mizuho, because Mizuho does not manage its information regarding modifications based on whether the loan was previously modified, the comparison of subsequent default rates for TDRs that have been modified with subsequent default rates for TDRs that have not been modified would not be possible without unreasonable hardship.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Mizuho notes, however, that, as described in the third paragraph under the heading “Allowance and provision (credit) for loan losses” on page F-16 of the Form 20-F, Mizuho considers the restructuring effect and subsequent payment default with respect to TDRs, which includes additional concessions, when determining the loan impairment amount based on the present value of expected future cash flows. With respect to TDR loans in the retail portfolio segment, as described on page F-17 of the Form 20-F, Mizuho considers the restructuring, including additional concessions, in determining obligor ratings. Thus, Mizuho appropriately reflects additional concessions in accruing allowance for loan losses.

Note 24 – Commitments and contingencies, page F-78

Legal Proceedings, page F-82

7.	We note your disclosure related to a dispute involving your Indonesian subsidiary, specifically that your financial statements do not include a reserve because you do not believe the resolution will have a significant impact on your consolidated financial condition or results of operations. Please explain to us how your accounting treatment is consistent with ASC 450-20-25-2. In addition, please expand your disclosure in future filings to provide the disclosures required by ASC 450-20-50. See also our comment below.

Response

As described on page F-82 of the Form 20-F, Mizuho’s Indonesian subsidiary (“Subsidiary”) is a party to a legal dispute. Mizuho does not believe that it is probable that it will incur any losses in connection with the dispute, and accordingly, no reserve has been accrued because the situation does not satisfy the conditions under ASC 450-20-25-2. Recently, several similar and related cases involving the Subsidiary as one of the defendants and APP group entities as plaintiffs were resolved in a manner that involved no losses to the Subsidiary, confirming Mizuho’s assessment that losses are not probable. Although Mizuho does not consider the dispute to have a significant impact on its financial statements, Mizuho has voluntarily included this information in the footnote disclosure in question as useful information for readers based on how Mizuho has historically included this information in its Japanese corporate disclosures.

8.	We note from your disclosure on page 59 that you have entered into an agreement with the Japan Bankers Association, a designated dispute resolution institution, to expeditiously resolve customer complaints (related to customers’ losses on derivatives). Subsequently, you recorded ¥20 billion in write-offs and accrued an additional ¥13 billion in the fiscal year ended March 31, 2012 related to future write-offs as a result of incurred losses related to financial alternative dispute resolutions in relation to customers’ complaints. Please explain to us your basis for not providing contingency disclosures as required under ASC 450 and provide us with your proposed disclosures for future filings, as applicable.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Response

According to Mizuho, it reasonably estimated the amount of loss relating to the matter and accrued an appropriate liability in accordance with ASC 450-20-25-2. A significant majority of the accrual of liabilities of ¥13 billion relate to cases in which the customers’ complaints have already been lodged, and the accrual amounts related to such complaints were estimated based on Mizuho’s past experiences relating to similar complaints. Therefore, Mizuho considers the uncertainty related to the estimated loss amount to be limited. Based on the foregoing, Mizuho determined that it was not reasonably possible that it would incur additional losses in the above cases, based on information available at the time, and pursuant to ASC 450-20-50-1 and 3, Mizuho did not disclose the contingency.

Note 29 – Fair Value, page F-88

9.	It appears from your disclosure on page 102 that you record adjustments in your determination of fair value for your financial liabilities resulting from changes in your own credit risk. Please revise your future filings to quantify such adjustments, to the extent material, and describe in further detail the methodologies used when factoring your own credit risk on derivatives and other fair value financial liabilities.

Response

The disclosure on page 102 of the Form 20-F is a description of the regulatory adjustments related to the calculation of Common Equity Tier 1 that were enumerated by the Basel Committee under Basel III. Thus, it does not purport to describe the calculations that Mizuho currently applies in its calculation of capital adequacy ratios under Japanese GAAP. The new capital adequacy rules under Basel III which the Financial Service Agency published for Japanese internationally active banks will become effective on March 31, 2013.

In the fiscal year ended March 31, 2012, Mizuho recognized net gains of approximately ¥3 billion under US GAAP due to changes in the fair values of financial liabilities that were attributable to changes in its own credit risk. The fair values of financial liabilities were determined based on the discounted cash flow model based on discount rates that take Mizuho’s funding costs into account. Mizuho did not disclose the amount of the net gains and the methodologies used when factoring its own credit risk on financial liabilities for purposes of the Form 20-F because the effect of the changes in its own credit risk during the fiscal year on financial liabilities with fair values was not significant.

In the future filings, Mizuho will disclose the amount of net gains or losses, and the methodologies used when factoring its own credit risk on financial liabilities, when financial liabilities with fair values are significantly affected by the changes in its own credit risk.

Note 28 – Trading account gains and losses, page F-88

10.	We note that you present your trading account gains and losses on a net basis. Please revise your future filings to present your trading activities on a gross basis.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Response

Mizuho discloses a description of its trading account gains and losses on page 48 of the Form 20-F as follows:

“Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825.”

As implied from the above disclosure, the fundamental purpose and nature of the trading account is to maximize profits on a net basis, often based on the combination of multiple financial instruments to hedge various risks. Based on the foregoing, and acknowledging how Accounting Standards Codification and other regulations do not specifically require the disclosure of its trading account gains and losses on a gross basis, Mizuho respectfully believes that disclosure of its trading account gains and losses on a net basis is more meaningful to readers and that the disclosure of the information on a gross basis would not add any meaningful information.

However, in light of the Staff’s comment, in future filings, Mizuho will expand its disclosure in Note 28 to include the above excerpt from page 48 as well as a breakdown of trading account gains (losses)—net for derivative contracts by type of contract (specifically, a breakdown setting forth the amounts for interest rate, foreign exchange, equity, credit and other derivative contracts) so that readers of the financial statements may gain a better understanding of Mizuho’s trading activities.

*  *  *

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

If we can be of any assistance to you in connection with your review of the responses above, please do not hesitate to contact, by fax (+81-3-5562-6202) or by email, the undersigned (tsaito@stblaw.com).

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato